Exhibit 2.5

DESCRIPTION OF SECURITIES

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. Please refer to the warrant agreement and to our amended and restated memorandum and articles of association (the “Swvl Public Company Articles”), each of which has been filed as an exhibit to our annual report on Form 20-F, for a complete description of the right and preferences of our securities.

General

Swvl Holdings Corp (“Swvl” or the “Company”) is a British Virgin Islands company limited by shares and its affairs are governed by the Swvl Public Company Articles and the British Virgin Islands Companies Act (the “BVI Companies Act”) (each as amended or modified from time to time). Under the Swvl Public Company Articles, and subject to the BVI Companies Act, Swvl has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. The registered office of Swvl is c/o Maples Corporate Services Limited, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

As of April 13, 2026, there were 9,964,344 Common A Ordinary Shares, par value $0.0025 per share (“Ordinary Shares”), 697,333 publicly traded warrants (“Warrants”) consisting of 460,000 warrants issued in our prior public offering and 273,333 warrants issued to our sponsor (the “Sponsor Warrants”). In addition, we have issued 878,112 warrants to shareholders in various private transactions.

Authorized Shares

The Swvl Public Company Articles authorize the issuance of up to 75,000,000 shares, consisting of (a) 20,000,000 Ordinary Shares, par value $0.0025 per share each, and (b) 55,000,000 preferred shares, par value 0.0001 per share each. All outstanding Ordinary Shares are fully paid and non-assessable. To the extent they are issued, certificates representing Ordinary Shares are issued in registered form.

All options, regardless of grant dates, will entitle holders to an equivalent number of Ordinary Shares once the vesting and exercising conditions are met.

Key Provisions of the Swvl Public Company Articles and British Virgin Islands Law Affecting Swvl’s Ordinary Shares or Corporate Governance

Voting Rights

The holders of Ordinary Shares securities are entitled to one vote per share on all matters to be voted on by shareholders. The Swvl Public Company Articles do not provide for cumulative voting with respect to the election of directors.

Transfer

All Ordinary Shares are issued in registered form and may be freely transferred under the Swvl Public Company Articles, unless any such transfer is restricted or prohibited by another instrument, Nasdaq Stock Market LLC rules or applicable securities laws.

Under the BVI Companies Act, shares that are listed on a recognized exchange may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange and subject to the Swvl Public Company Articles.

Among other things, certain of the shareholders of Swvl, pursuant to the lock-up agreements entered into in connection with the business combination with Queen’s Gambit Growth Capital (the “Business Combination”) and

the sponsor agreement with Queen’s Gambit Holdings, LLC (the “Sponsor”), may not transfer their Ordinary Shares during the 6 or 12 month period (as applicable) following consummation of the Business Combination. Additionally, any Swvl securities received in the Business Combination by persons who are or become affiliates of Swvl for purposes of Rule 144 under the Securities Act may be resold only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of Swvl generally include individuals or entities that control, are controlled by or are under common control with, Swvl and may include the directors and executive officers of Swvl, as well as its significant shareholders. The lock up agreements have since expired.

Redemption Rights

The BVI Companies Act and the Swvl Public Company Articles permit Swvl to purchase its own shares with the prior written consent of the relevant members, on such terms and in such manner as may be determined by its board of directors (the “Board”) and by a resolution of directors and in accordance with the BVI Companies Act.

Dividends and Distributions

Pursuant to the Swvl Public Company Articles and the BVI Companies Act, the Board may from time to time declare dividends and other distributions, and authorize payment thereof, if, in accordance with the BVI Companies Act, the Board is satisfied that immediately after the payment of any such dividend or distribution, (a) the value of Swvl’s assets exceeds its liabilities and (b) Swvl is able to pay its debts as they fall due. Each of holder of Ordinary Shares has equal rights with regard to dividends and to distributions of the surplus assets of Swvl, if any.

Other Rights

Under the Swvl Public Company Articles, the holders of Swvl securities are not entitled to any preemptive rights or anti-dilution rights. Swvl securities are not subject to any sinking fund provisions.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

The Board may from time to time make calls upon members for any amounts unpaid on their Ordinary Shares in a notice served to such members at least 14 clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Issuance of Additional Shares

The Swvl Public Company Articles authorize the Board to issue additional Ordinary Shares from time to time as the board of directors shall determine, subject to the BVI Companies Act and the provisions, if any, in the Swvl Public Company Articles (and to any direction that may be given by Swvl in general meeting) and, where applicable, the rules and regulations of any applicable exchange, the SEC and/or any other competent regulatory authority and without prejudice to any rights attached to any existing shares.

However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under the Swvl Public Company Articles for a proper purpose and for what they believe in good faith to be in the best interests of Swvl.

Meetings of Shareholders

Under the Swvl Public Company Articles, Swvl may, but is not obligated to, hold an annual general meeting each year. The Board or the chair, if in office, may call an annual general meeting or an extraordinary general meeting upon not less than seven (7) days’ notice unless such notice is waived in accordance with the Swvl Public Company Articles. A meeting notice must specify the place, day and hour of the meeting and the general nature of the business to be conducted at such meeting. At any general meeting of Swvl shareholders, a majority of the voting power of the Swvl shares entitled to vote at such meeting shall constitute a quorum. Subject to the requirements of the BVI Companies Act, only those matters set forth in the notice of the general meeting or (solely in the case of a meeting convened upon a Swvl Members’ Requisition (as defined below)) properly requested in connection with a Members’ Requisition may be considered or acted upon at a meeting of Swvl shareholders.

Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Under the Swvl Public Company Articles, shareholders have the right to call extraordinary general meetings of shareholders (a “Swvl Members’ Requisition”). To properly call an extraordinary general meeting pursuant to a Swvl Members Requisition, (a) the request of shareholders representing not less than 30% of the voting power represented by all issued and outstanding shares of Swvl in respect of the matter for which such meeting is requested must be deposited at the registered office of Swvl and (b) the requisitioning shareholders must comply with certain information requirements specified in the Swvl Public Company Articles.

In connection with any meeting of shareholders, the right of a shareholder to bring other business or to nominate a candidate for election to the Board must be exercised in compliance with the requirements of the Swvl Public Company Articles. Among other things, notice of such other business or nomination must be received at the registered office of Swvl not later than the close of business on the date that is 120 days before, and not earlier than the close of business on the date that is 150 days before, the one-year anniversary of the preceding year’s annual general meeting, subject to certain exceptions.

Liquidation

On a liquidation or winding up of Swvl, assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of Ordinary Shares on a pro rata basis.

Inspection of Books and Records

A member of Swvl is entitled, on giving written notice to Swvl, to inspect (a) the memorandum and articles of association of Swvl; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the Swvl Public Company Articles, the directors may, if they are satisfied that it would be contrary to the interests of Swvl to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent: its memorandum and articles of association of the company; the register of members or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

Preference Shares

The Swvl Public Company Articles provide that preference shares may be issued from time to time in one or more series. The Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series by an amendment to the Swvl Public Company Articles to be approved by the Board. The Board is able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of Ordinary Shares and could have anti-takeover effects. The ability of the Board toissue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. Swvl has no preference shares issued and outstanding at the date of this Annual Report. Any amendment to the Swvl Public Company Articles by the board of directors of Swvl in order to assign rights to any preference shares and the issuance of such preference shares would be subject to applicable directors’ duties.

Anti-Takeover Provisions

Some provisions of the Swvl Public Company Articles may discourage, delay or prevent a change of control of Swvl or management that members may consider favorable, including, among other things:

•	a classified board of directors with staggered, three-year terms;
•	the ability of the Board to issue preferred shares and to determine the price and other terms of those shares, including preferences and voting rights, potentially without shareholder approval;
•	the right of Mostafa Kandil to serve as Chair of the Board so long as he remains Chief Executive Officer of Swvl and to serve as a director so long as he beneficially owns at least 1% of the outstanding shares of Swvl;
•	until the completion of Swvl’s third annual meeting of shareholders following the consummation of the Business Combination, commitments by major shareholders to vote in favor of the appointment of Swvl designees to the Board at any shareholder meeting (and, thereafter, to vote in favor of the appointment of Mostafa Kandil or his designee to the Swvl Board, subject to specified conditions);
•	the limitation of liability of, and the indemnification of and advancement of expenses to, members of the Board;
•	advance notice procedures with which shareholders must comply to nominate candidates to the Board or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings and delay changes in the Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise from attempting to obtain control of Swvl;
•	that directors may be removed only for cause and only upon the vote of two-thirds of the directors then in office;
•	that shareholders may not act by written consent in lieu of a meeting or call extraordinary meetings;
•	the right of the Board to fill vacancies created by the expansion of the Board or the resignation, death or removal of a director; and
•	that the Swvl Public Company Articles may be amended only by the Board or by the affirmative vote of holders of a majority of not less than 75% of the voting power of all of the then-outstanding shares of Swvl.

However, under British Virgin Islands law, the Board may only exercise the rights and powers granted to them under our the Swvl Public Company Articles for a proper purpose and for what they believe in good faith to be in the best interests of Swvl.

Listing

Swvl’s Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “SWVL” and “SWVLW,” respectively.

Warrants

As of April 13, 2026, there are 697,333 Warrants outstanding, consisting of 460,000 Warrants and 237,333 Sponsor Warrants. In addition, we have issued 878,112 warrants to shareholders in various private transactions.

Each Warrant represents the right to purchase one Ordinary Share at a price of $287.5 per share. The Warrants are exercisable on and after April 30, 2022, which is thirty (30) days after the consummation of the Business Combination and expire upon the earlier of (a) March 31, 2027, which is the date that is five (5) years after the consummation of the Business Combination and (b) a liquidation of the Company. Pursuant to the warrant agreement, a warrant holder may exercise its Warrants only for a whole number of Ordinary Shares. This means that only a whole

Warrant may be exercised at any given time by a warrant holder. If, upon exercise, a holder would be entitled to receive a fractional interest in Ordinary Shares, Swvl will round down to the nearest whole number of shares to be issued to the warrant holder such that no fractional Warrants will be issued upon separation of the units and only whole Warrants will trade. The exercise price of the Warrants, and the number of Ordinary Shares issuable upon exercise thereof, is subject to adjustment under certain circumstances, including if Swvl (a) pays any dividend in Ordinary Shares, (b) subdivides the outstanding Ordinary Shares or (c) pays an extraordinary dividend in cash.

Swvl is not obligated to deliver any Ordinary Shares pursuant to the exercise of a Warrant and has no obligation to settle such Warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the Ordinary Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to Swvl satisfying its obligations described below with respect to registration. No Warrant will be exercisable and Swvl will not be obligated to issue Ordinary Shares upon exercise of a Warrant unless the Ordinary Shares issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire without value to the holder. In no event will we be required to net cash settle any Warrant.

Swvl has agreed that as soon as practicable, but in no event later than 20 business days, after the closing of the Business Combination, Swvl will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Warrants. Swvl will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if Swvl’s Ordinary shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Swvl may, at its option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event Swvl so elects, Swvl will not be required to file or maintain in effect a registration statement, but Swvl will be required to use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. To exercise Warrants on a cashless basis, each holder would pay the exercise price by surrendering the Warrants in exchange for a number of Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of (i) the number of Ordinary Shares underlying the Warrants, and (ii) the excess of the “fair market value” (defined below) over the exercise price of the Warrants by (y) the fair market value and (B) the product of the number of Warrants surrendered and 0.361 (subject to adjustment). The “fair market value” as used in this paragraph shall mean the average last reported sale price of Swvl’s Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

A holder of a Warrant may notify Swvl in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the arrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Ordinary Shares outstanding immediately after giving effect to such exercise.

Redemption of Warrants for cash when the price per Ordinary Share equals or exceeds $450

Once the Warrants are exercisable, Swvl has the right to redeem not less than all of the Warrants at any time prior to their expiration, at a redemption price of $0.0025 per Warrant, if (i) the last reported sales price of Ordinary Shares is at least $450 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third (3rd) trading day prior to the date on which notice of the redemption is given and (ii) an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, is available throughout the 30-day redemption period or the Company has elected to require the exercise of the Warrants on a “cashless basis.”

If and when the Warrants become redeemable by Swvl, Swvl may exercise its redemption right even if Swvl is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Warrants for cash when the price per Ordinary Share equals or exceeds $250

Once the Warrants are exercisable, Swvl has the right to redeem not less than all of the Warrants at any time prior to their expiration, at a redemption price of $0.0025 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that during such 30-day period holders will be able to exercise their Warrants on a “cashless basis” prior to redemption and receive that number of Ordinary Shares determined by reference to the table below, based on the redemption date and the “fair market value” of Swvl’s Ordinary Shares (as defined below) except as otherwise described below, if the last reported sales price of Ordinary Shares is at least $250 per share on the trading day prior to the date on which Swvl sends the notice of redemption to the warrant holders.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a “cashless basis.” The numbers in the table below represent the number of Ordinary Shares that a warrant holder will receive upon a cashless exercise in connection with a redemption by Swvl pursuant to this redemption feature, based on the “fair market value” of Swvl’s Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per Warrant), and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below.

Redemption Date	Fair Market Value of Ordinary Shares
(period to expiration of Warrants)	≤$250.00	$275.00	$300.00	$325.00	$350.00	$375.00	$400.00	$425.00	≥$450.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.318	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The “fair market value” of Swvl’s Ordinary Shares shall mean the average last reported sale price of Swvl’s Ordinary Shares for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants. Swvl will provide its warrant holders with the final fair market value no later than one business day after the 10 trading day period described above ends.

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Ordinary Shares to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365-day year. For example, if the average last reported sale price of Swvl’s Ordinary Shares for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Warrants is $275.00 per share, and at such time there are 57 months until the expiration of the Warrants, warrant holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.277 Ordinary Shares for each whole Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of Swvl’s Ordinary Shares for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of5 the Warrants, warrant holders may choose to, in connection with this redemption feature, redeem their Warrants at a “redemption price” of 0.298 Ordinary Shares for each whole Warrant. In no event will the Warrants be exercisable on a “cashless basis” in connection with this redemption feature for more than 0.361 Ordinary Shares per whole Warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are “out of the money” (i.e. the last reported trading price of Ordinary Shares is below the exercise price of the Warrants) and about to expire, they cannot be exercised on a “cashless basis” in connection with a redemption by Swvl pursuant to this redemption feature, since they will not be exercisable for any Ordinary Shares.

Redemption Procedures

If Swvl exercises its right to redeem the Warrants, notice of such redemption shall be mailed by first class mail, postage prepaid, by Swvl to registered holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books.

Anti-Dilution Adjustments

The share prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant is adjusted pursuant to the warrant agreement. The adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant.

In case of certain reclassifications or reorganizations of the outstanding Ordinary Shares, or in the case of any merger or consolidation of Swvl with or into another corporation (other than a consolidation or merger in which Swvl is the continuing corporation and that does not result in any reclassification or reorganization of Swvl’s outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Swvl as an entirety or substantially as an entirety in connection with which Swvl is dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Ordinary Shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the Warrant.

The Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Swvl. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Warrants to make any change that adversely affects the interests of the registered holders of Warrants.

Sponsor Warrants

The Sponsor Warrants (including the Ordinary Shares issuable upon exercise of the Sponsor Warrants) were not transferable, assignable or salable until April 30, 2022, which was 30 days after the completion of the Business Combination (except, among other limited exceptions, to the Sponsor’s officers and directors and other persons or entities affiliated with the Sponsor), and they are not redeemable by Swvl so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Sponsor Warrants on a cashless basis. Except as described below, the Sponsor Warrants have terms and provisions that are identical to those of the Warrants, including as to exercise price, exercisability and exercise period. If the Sponsor Warrants are held by holders other than the Sponsor or its permitted transferees, the Sponsor Warrants will be redeemable by Swvl in all redemption scenarios and exercisable by the holders on the same basis as the Warrants.

If holders of the Sponsor Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its Sponsor Warrants in exchange for a number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of (A) the number of Ordinary Shares underlying the Sponsor Warrants and (B) the excess of the fair market value over the exercise price of the Sponsor Warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Ordinary Shares as reported for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.